BIOMEDICAN, INC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
BioMediCan, Inc
Fremont, California

We have reviewed the accompanying financial statements of BioMediCan, Inc, which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
August 4, 2021

BIOMEDICAN, INC
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 19,099	$ 134,712
Deferred expenses	37,255	-
TOTAL CURRENT ASSETS	56,354	134,712
PROPERTY AND EQUIPMENT		
Property and equipment, net	11,953	17,038
OTHER ASSETS		
Deposit	70,656	70,656
TOTAL ASSETS	$ 138,963	$ 222,406

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 54,367	$ 87,073
Accrued expenses	88,321	80,000
Notes payable - current portion	368,282	-
TOTAL CURRENT LIABILITIES	510,970	167,073
LONG-TERM LIABILITIES		
Notes payable	9,160	318,396
TOTAL LONG-TERM LIABILITIES	9,160	318,396
TOTAL LIABILITIES	520,130	485,469
SHAREHOLDERS' EQUITY		
Preferred stock, see note 5	-	-
Common stock, see note 5	1	1
Additional paid-in capital	1,028,285	1,000,189
SAFE obligations	2,000,000	500,000
Shareholders' equity	(3,409,453)	(1,763,253)
TOTAL SHAREHOLDERS' EQUITY	(381,167)	(263,063)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 138,963	$ 222,406

See independent accountant's review report and accompanying notes to financial statements.

BIOMEDICAN, INC
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Contractors expense	474,558	362,440
Depreciation expense	5,085	5,085
General and administrative	320,227	176,282
Lab expenses	119,825	116,076
Payroll expenses	336,129	163,465
Professional fees	249,185	119,746
Sales and marketing	102,924	9,800
TOTAL OPERATING EXPENSES	1,607,933	952,894
NET OPERATING INCOME	(1,607,933)	(952,894)
OTHER INCOME/(EXPENSES)		
Interest expense	(38,267)	(18,396)
TOTAL OTHER INCOME/(EXPENSES)	(38,267)	(18,396)
NET LOSS	$ (1,646,200)	$ (971,290)

See independent accountant's review report and accompanying notes to financial statements.

BIOMEDICAN, INC
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount				
BEGINNING BALANCE, JANUARY 1, 2019	185,185	$ 0	987,111	$ 1	$ 1,000,189	$ -	$ (791,963)	$ 208,227
Issuance of SAFE obligation	-	-			-	500,000	-	$ 500,000
Net loss	-	-			-	-	(971,290)	$ (971,290)
ENDING BALANCE, DECEMBER 31, 2019	185,185	$ 0	987,111	$ 1	$ 1,000,189	$ 500,000	$ (1,763,253)	$ (263,063)
Issuance of SAFE obligation	-	-	-	-	-	1,500,000	-	$ 1,500,000
Stock option compensation	-	-	-	-	28,096	-	-	$ 28,096
Cancellation of common stock shares	-	-	(152,834)	-	-	-	-	$ -
Net loss	-	-	-	-	-	-	(1,646,200)	$ (1,646,200)
ENDING BALANCE, DECEMBER 31, 2020	185,185	$ 0	834,277	$ 1	$ 1,028,285	$ 2,000,000	$ (3,409,453)	$ (381,167)

See independent accountant's review report and accompanying notes to financial statements.

BIOMEDICAN, INC
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,646,200)	$ (971,290)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	5,085	5,085
Stock based compensation	28,096	
(Increase) decrease in assets:		
Deferred expenses	(37,255)	-
Deposit	-	(70,656)
Increase (decrease) in liabilities:		
Accounts payable	(32,706)	76,507
Accrued expenses	8,321	80,000
CASH USED FOR OPERATING ACTIVITIES	(1,674,659)	(880,354)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of notes payable	59,046	318,396
Issuance of SAFE obligations	1,500,000	500,000
CASH PROVIDED BY FINANCING ACTIVITIES	1,559,046	818,396
NET DECREASE IN CASH	(115,613)	(61,958)
CASH AT BEGINNING OF YEAR	134,712	196,670
CASH AT END OF YEAR	$ 19,099	$ 134,712
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 4,674	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

   The Company
   BioMediCan, Inc (the "Company") was incorporated in the State of Delaware on October 10, 2017. The Company specializes in producing pharmaceutical-grade cannabinoids that includes CBG, CBGA, THCV, THCVA, CBN, and CBNA. Additionally, the Company products are 100% organic and non-GMO.

   Going Concern
   Since Inception, the Company has relied on funds from SAFE obligations, preferred stock and common stock issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds from revenue producing activities.

   Fiscal Year
   The Company operates on a December 31st year-end.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.   **Summary of Significant Accounting Policies (continued)**

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling cannabinoids. The Company's payments are generally collected upfront. For years ending December 31, 2020, and 2019 the Company recognized nil and nil in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

   New Accounting Pronouncements (continued)
   In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

   The Company is currently under a fixed term lease at its principle location. The lease ends on December 31, 2022. Future minimum lease commitments are:

   January 1, 2021 – December 31, 2021: $137,196/year
   January 1, 2021 – December 31, 2021: $141,312/year

3.   <u>**Property and Equipment**</u>

   Property and equipment consisted of the following at December 31, 2020 and 2019:

Property and equipment at cost:	**2020**	**2019**
Office Equipment	$ 25,426	$ 25,426
	25,426	25,426
Less: Accumulated depreciation	13,473	8,388
Total	$ 11,953	$ 17,038

4.   <u>**Notes Payable**</u>

Debt consisted of the following at December 31, 2020 and 2019:

	2020	2019
Contract note payable; interest at 10% per annum, due on demand, no minimum monthly payment, uncollateralized.	$ 351,832	$ 318,396
Contract note payable; interest at 6.98% per annum, maturing in June 2022, monthly payment of $1,544, uncollateralized.	25,610	-
	$ 377,442	$ 318,396
Less: Current portion of notes payable	368,282	-
Long term portion of notes payable	9,160	318,396

Maturity of the note payable is as follows:

December 31, 2021	$ 368,282
December 31, 2022	9,160
	$ 377,442

5.   <u>**Equity**</u>

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 278,000 shares at $0.000001 par value per share. As of December 31, 2020, and 2019, 185,185 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.000001 par value per share. As of December 31, 2020, and 2019, 834,277 and 987,111 shares have been issued and are outstanding, respectively.

SAFE Obligations
During the years ended December 31, 2020, and 2019, the Company entered into various SAFE notes with third parties. These notes have no maturity date and a discount rates of 70%. The terms of the agreements provide investors the right to future equity in the Company. The valuation caps on the agreements entered into are $25,000,000.

5.   <u>**Equity (continued)**</u>

Stock Compensation
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 139,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. The Company has recorded stock compensation expenses of $28,096 and nil during the years ending December 31, 2020 and 2019, respectively. The options were valued at $0.58 per share using the Black Scholes Model. No shares were exercised during the years ending December 31, 2020 and 2019. As of December 31, 2020, the following represents the outstanding options at their respective exercise price:

	Options Granted	Strike Price	Options Vested	Options Exercised	Outstanding Options
December 31, 2020	87,600	0.73	48,441	-	87,600

6.   <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on October 10, 2017, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7.   <u>**Subsequent Events**</u>

Authorized Stock
In 2021, the Company amended its articles of incorporation to authorize the issuance of up to 20,000,000 shares of common stock and 2,428,067 shares of preferred stock.

Notes Payable
In February 2021, the Company restructured the current loan agreement discussed in Note 4 (balance of $351,832 at December 31, 2020). The loan was restructured to a flat $350,000 due to the note holder. The amount is due at the closing of the next bona fide transaction or series of transactions pursuant to which the Company sells shares of its Preferred Stock with the principal purpose of raising capital. In conjunction with this restructuring, the Company issued warrants to purchase up to 57,614 shares of the Company's common stock at an exercise price of $0.001 per share.

In February 2021, the Company entered into an unsecured promissory note, in the amount of $350,000, with simple interest of 3% per annum. There are no minimum monthly payments, and the loan will mature at the earliest of either one year or on the closing of the next bona fide transaction or series of transactions pursuant to which the Company sells shares of its Preferred Stock with the principal purpose of raising capital.

See independent accountant's review report.

7.   **Subsequent Events (continued)**

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 inequity of the Company. The Company is attempting to raise a minimum amount of $200,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder Portal LLC (the "Intermediary" aka "WeFunder"). The Intermediary will be entitled to receive a 7.5% commission fee on all funds received in this offering.

Managements Evaluation
The Company has evaluated subsequent events through August 4, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.